SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Table of Contents

Material Contained in this Report

1.

Notice Regarding Possible Impact on ORIX Corporation’s Consolidated Financial Results (First Quarter of the Fiscal Year Ending March 31, 2027), Following Toshiba Corporation’s Full-Year Financial Results for the Fiscal Year Ended March 31, 2026 (Update)

2.	Filing of Extraordinary Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 21, 2026	By	/s/ Masataka Yamada
Masataka Yamada
Senior Managing Executive Officer Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit ORIX Corporation

Notice Regarding Possible Impact on ORIX Corporation’s Consolidated Financial Results (First Quarter of the Fiscal Year Ending March 31, 2027), Following Toshiba Corporation’s Full-Year Financial Results for the Fiscal Year Ended March 31, 2026 (Update)

Tokyo, Japan – May 21, 2026 – ORIX Corporation (“ORIX”) announced today that, with respect to the announcement disclosed on May 15, 2026, titled “Notice Regarding Possible Impact on ORIX Corporation’s Consolidated Financial Results (First Quarter of the Fiscal Year Ending March 31, 2027), Following Toshiba Corporation’s Full-Year Financial Results for the Fiscal Year Ended March 31, 2026”*, ORIX has estimated the financial impact on its consolidated financial results as described below.

As previously announced in ORIX’s Consolidated Financial Results for the Fiscal Year Ended March 31, 2026 (released on May 11, 2026), ORIX’s consolidated earnings forecast for the Fiscal Year Ending March 31, 2027 incorporates investment gains and losses related to Toshiba Corporation (“Toshiba”) based on information available at that time, and projects Net Income Attributable to ORIX Corporation Shareholders of ¥530.0 billion.

With respect to the gains on sale and valuation gains relating to shares of Kioxia Holdings Corporation (“Kioxia”) recognized by Toshiba in the Fourth Quarter of the Fiscal Year Ended March 31, 2026, based on the anticipated Fourth-Quarter (FY March 2026) results of TB Investment Limited Partnership (the “Partnership”), an equity-method affiliate of ORIX, and ORIX’s limited partner investment ratio therein, ORIX expects that Equity in Net Income of Equity method investments of approximately ¥179.8 billion (before tax) will be recognized in the First Quarter of the Fiscal Year Ending March 31, 2027.

As a result, the additional impact on Net Income Attributable to ORIX Corporation Shareholders for the First Quarter of the Fiscal Year Ending March 31, 2027 is estimated to be an increase of approximately ¥70.0 billion. However, this amount is solely an estimate of the impact on ORIX’s Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2027, based on the projected Fourth-Quarter results of the Partnership for the Fiscal Year Ended March 31, 2026. The impact of Toshiba-related investment gains and losses on ORIX’s Full-Year Consolidated Financial Results for the Fiscal Year Ending March 31, 2027 cannot be reasonably determined at this time and may vary depending on Toshiba’s future Financial Results, Toshiba’s purchase and sale of Kioxia shares, and other factors. Furthermore, this estimate does not include information disclosed by Toshiba regarding the disposition of Kioxia shares on or after April 1, 2026, nor does it reflect subsequent fluctuations in the share price of Kioxia. Please refer to the “Reference” section at the end for the relationships among the parties concerned.

With respect to the impact on ORIX’s Consolidated Financial Results, ORIX will promptly disclose any further relevant information if it determines that a revision to its earnings forecast is necessary.

* Notice Regarding Possible Impact on ORIX Corporation’s Consolidated Financial Results (First Quarter of the Fiscal Year Ending March 31, 2027), Following Toshiba Corporation’s Full-Year Financial Results (May 15, 2026)

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 37,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2026)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

Filing of Extraordinary Report

TOKYO, Japan — May 21, 2026 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the impact on ORIX Corporation’s consolidated financial results arising from an equity method investee’s financial results.

1.	Reason for Filing

This extraordinary report is being submitted due to the occurrence of an event materially affecting our Group’s financial position, results of operations and cash flows, pursuant to Article 24-5, paragraph (4) of the Financial Instruments and Exchange Act and Article 19, paragraph (2), item (19) of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Description of Report

(1) Date of occurrence of the event

May 21, 2026 (date of preliminary impact calculation)

(2) Content of such event

We indirectly hold a portion of shares in Toshiba Corporation (“Toshiba”) through TB Investment Limited Partnership (“Partnership”), which is an equity method investee of ORIX Corporation.

According to Toshiba’s consolidated financial results for the fiscal year ended March 31, 2026, which were announced on May 15, 2026, Toshiba recorded gains on sales of shares and valuation gains in its consolidated financial results for the fourth quarter of the fiscal year ended March 31, 2026, as a result of the sale of a portion of the shares it holds in Kioxia Holdings Corporation.

In applying the equity method to the Partnership, we use financial statements with a lag period of up to three months on a consistent basis. Accordingly, these gains on sales of shares and valuation gains will be reflected in our consolidated financial results for the first quarter of the fiscal year ending March 31, 2027.

(3) Impact of the event on income

As a result of this event, we expect to record approximately ¥179.8 billion in equity in net income of equity method investments in the consolidated financial statements for the first quarter of the fiscal year ending March 31, 2027.

The impact amount on our consolidated financial results for the full fiscal year ending March 31, 2027 may fluctuate from the above amount, depending on Toshiba’s future financial results and other factors.